STATE OF MAINE                                  Docket No. 2002-343
PUBLIC UTILITIES COMMISSION

                                                April 23, 2003

BANGOR HYDRO-ELECTRIC COMPANY                   ORDER
Request to Construct Transmission Line of
100 or More Kilovolts Between the Chester
Substation and the East Millinocket Substation

               WELCH, Chairman; NUGENT and DIAMOND, Commissioners
--------------------------------------------------------------------------------

I.   SUMMARY

     By this Order, we approve a stipulation and issue a certificate of public convenience and necessity authorizing Bangor Hydro-Electric Company (BHE) to complete construction and operate a 115 kV transmission line between the Chester Substation and the East Millinocket Substation. As part of the stipulation, we also approve a special rate contract between BHE and Fort James Operating Company, a subsidiary of Georgia-Pacific Corporation.

II.  BACKGROUND

     On August 1, 2002, BHE requested that the Commission grant a certificate of public convenience and necessity pursuant to 35-A M.R.S.A. ss. 3132 for BHE to construct a 115 kV transmission line between a new substation in Chester, Maine and a new substation near East Millinocket, Maine.

     BHE stated that the new line was requested by Brascan Energy Marketing, Inc. (Brascan). Brascan made the request pursuant to BHE's Federal Energy Regulatory Commission (FERC) jurisdictional Open Access Tansmission Tariff
(OATT). Pursuant to this tariff, BHE is obligated to construct the line to provide the requested service. By the terms of the BHE OATT, however, the customer making the request is required to bear the incremental cost of constructing the facilities necessary to provide service, including system upgrades needed to integrate the line into BHE's system.

     Brascan made the request for the line as agent of Great Northern Energy
(GNE), a generator, and Great Northern Paper (GNP), a generator and electricity consumer. GNE and GNP desire greater access to the New England power grid than provided by the existing tie-line to the GNE and GNP facilities. The existing line provides for 20 MW to be transmitted to the New England grid. The proposed line will be operated so that 126 MW can be transmitted.

     BHE proposed H-frame construction for the line. The total length of the line will be 17.5 miles and the line will follow the existing 46 kV line for the majority of the route. The new line will be part of a larger project that will include a new substation in East


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Millinocket that will serve a new, customer-owned 115 kV line from East
Millinocket to Millinocket being constructed by GNE.

     Petitions to intervene were granted on behalf of the Office of the Public Advocate (OPA), the Industrial Energy Consumer Group (IECG), Georgia-Pacific Corporation (GP), Central Maine Power Company (CMP) and Maine Public Service Company (MPS). Extensive discovery, technical conferences and case conferences have taken place since September 2002.

     On October 30, 2002, we issued an Interim Order and Order Approving Stipulation in this docket. By the October 30 Order, we approved the Stipulation that allowed BHE to begin construction of the proposed transmission line pending a final decision by the Commission, up to a spending cap of $4.5 million. In order for the line to be operational by summer 2003, BHE needed to complete certain construction before the ground froze last fall and to complete other construction d uring the winter 2002- 2003. The final decision in this certification case could not be reached by the time of the October 30 order because the ISO-NE System Impact Study (SIS) and related NEPOOL Section 18.4 approval process for the proposed line were not complete and were not expected before the end of the calendar year. The parties entered into the Stipulation to permit BHE to begin construction without a certificate, at BHE's shareholder's risk, and still meet BHE's and Brascan's goal of placing the line in service by summer 2003, assuming the Commission ultimately issued the certificate./1 Because the Stipulation protected ratepayers from BHE's construction costs, caused no prejudice to the Commission or parties in deciding the certificate issues, and the spending cap prevented Emera, BHE's shareholder, from suffering any negative consequences to its financial integrity that indirectly would have been passed on to BHE ratepayers, we found the Stipulation to be reasonable.

     On January 29, 2003, ISO-NE issued its so-called 18.4 approval. At a subsequent case conference, the IECG stated that its members had concerns regarding conditions attached to the 18.4 approval and concerns about the level of BHE's rates that might result because of the 18.4 conditions and because the transmission line would adversely affect the viability of the Great Northern paper mills in Millinocket and East Millinocket. The IECG asserted that the transmission line might fail to satisfy the public interest requirement for a certificate because of the higher rates. The union representing workers at the Great Northern paper mills, Paper, Allied-Industrial, Chemical and Energy Workers International Union AFL-CIO, CLC (PACE), filed a late petition to intervene, which was granted without objection. PACE also opposed the certificate because of the negative effect it alleged that the transmission line would have on the Great Northern paper mills. Accordingly, the Examiner established a hearing schedule so that the IECG, PACE and BHE could present witnesses.

--------------
     1 Industrial Energy Consumer Group and Georgia-Pacific did not join the Stipulation, but did not oppose it.


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     BHE stated that it expected to reach the spending cap before hearings were scheduled. Consequently, the parties filed a Second Stipulation that allowed BHE to continue construction until April 30, without a spending cap, in order to accommodate the new litigation schedule while otherwise maintaining the status quo created by the October 30 Order./2

     By an order issued on March 7, 2003, we approved the Second Stipulation for the same reasons discussed in the October 30 Order. We conditioned our approval on BHE's accepting a $10 million spending cap on its construction activities, or $1 million more than its total expected costs. BHE and other parties consented to our condition.

     On March 31, 2003, Brascan and Great Northern Paper executed an Asset Purchase Agreement for the acquisition by Brascan of Great Northern's paper mills in Millinocket and East Millinocket. Fraser Paper, the expected operator of the paper mills, communicated with PACE about Fraser's plans for the operation of the mills. At a subsequent case conference, and based upon Fraser's statements, PACE changed its position to support issuance of the certificate.

     Shortly before hearings were to be held, the parties filed a Final Stipulation. All parties joined the Stipulation except CMP, which does not oppose it. The parties agree that the Commission should grant the certificate of public convenience and necessity for the proposed transmission line, subject to two conditions. The first condition relates to the obligation of Brascan Energy Marketing, Inc. (BEMI) to reimburse BHE for BHE's costs of building the line and for BHE's incremental costs to operate and maintain the line for the next 15 years. This obligation is now part of a FERC tariff. BEMI has secured its obligations to pay pursuant to the FERC tariff, by providing a letter of credit to BHE.

     The second condition requires the Commission to approve a special rate contract for delivery service by BHE to Georgia-Pacific's Old Town facility, owned and operated by Georgia-Pacific's subsidiary Fort James Operating Company. Fort James operates two mills at the Old Town site, a tissue mill and a pulp mill. The tissue mill operates at a peak load of approximately 11 MW, with self-generation of 9.5 MW from a recently installed combustion turbine. The pulp mill operates at a peak load of approximately 15 MW, with hydro and steam turbine self-generation of up to 17 MW.

     The proposed contract will be effective on January 1, 2004, when the current contract expires. The term of the contract is for five years, although the term is automatically extended for subsequent five-year terms, subject to Commission approval at each five-year increment. In addition, as provided in the contract, the Commission must find BHE to be prudent in entering into the special contract. Ratemaking associated with the special contract, however, will be done in the already established

--------------
     2 The IECG and Georgia-Pacific again did not join the Stipulation but did not oppose it.


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process for distribution and stranded cost rates. The proposed contract provides that Georgia-Pacific will pay:

     1.   a monthly charge of $2,000,
     2.   the prevailing FERC tariff for transmission service,
     3. the D-4 tariff rate for distribution service for each facility, including a monthly demand charge and any applicable ratchet, based upon the peak load set during non-standby days, and
     4. a standby demand charge based on the peak demand on standby days less the peak demand on non-standby days. The standby demand charge will be the D-4 demand charge prorated for the actual days that standby service is delivered in a month (For example, if there are two standby days in a 30-day month, the standby demand charge will be 1/15 of a normal monthly demand charge).

     After the Final Stipulation was filed, Georgia-Pacific announced that it was closing the tissue mill. The closing was described as "permanent" and some equipment has been removed and shipped to other mills.

     At a hearing on the Final Stipulation, BHE stated that a special contract was justified for Georgia-Pacific. The closing of the tissue mill serves to confirm the need for, and to heighten the urgency of, a discounted arrangement for the remaining Old Town facilities. Indeed, the Fort James officials stated that Georgia-Pacific needs to be convinced within weeks that the pulp mill is financially viable. Moreover, the closing of the tissue mill reduces the significance of the discount that Georgia-Pacific will receive from the new special contract. BHE estimates the lost revenue from the new contract, relative to what BHE would otherwise receive in light of the closing of the tissue mill, at $30,000/year. BHE also stated that it expected the new contract will not be sufficient given the new, smaller operation in Old Town and that BHE expects that it will have to negotiate a larger discount to keep the pulp mill open.

     At the hearing, the parties also were asked to describe the nexus between the certificate request and the special rate contract for an Intervenor in the certificate proceeding. BHE and Georgia-Pacific stated that throughout the proceeding, Georgia- Pacific was concerned about the effect that the proposed transmission line might have on rates. In their view, the special rate contract removes Georgia-Pacific's concerns about future rates and permits Georgia-Pacific to support the granting of the certificate.

III. DECISION

     To approve a stipulation the Commission must find that:

     1. the parties joining the Stipulation represent a sufficiently broad spectrum of interests that the Commission can be sure that there is no appearance or reality of disenfranchisement;


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     2.   the process that led to the Stipulation was fair to all parties; and

     3. the stipulated result is reasonable and not contrary to legislative mandate.

See Central Maine Power Company, Proposed Increase in Rates, Docket No. 92-345(II), Detailed Opinion and Subsidiary Findings (Me. P.U.C. Jan. 10, 1995), and Maine Public Service Company, Proposed Increase in Rates (Rate Design), Docket No. 95-052, Order (Me. P.U.C. June 26, 1996).

     We have also recognized that we have an obligation to ensure that the overall stipulated result is in the public interest. See Northern Utilities, Inc., Proposed Environmental Response Cost Recovery, Docket No. 96-678, Order Approving Stipulation (Me. P.U.C. April 28, 1997). We find that the Final Stipulation in this case meets all of the above criteria.

     In this case, the Stipulation is signed by BHE, CMP, MPS, the OPA, the IECG, and Georgia-Pacific. CMP, the only other intervenor, does not oppose the Stipulation. When all parties in a properly-noticed adjucatory proceeding either join or do not oppose a stipulation, we generally find, and in this case we do find, that the stipulating parties represent a sufficiently broad spectrum of interests to ensure that there is no appearance or reality of disenfranchisement.

     There is no allegation that the process was unfair, as expected when all parties either join or do not oppose the Stipulation. We note that the Examiner held numerous technical, settlement and case management conferences. The Examiner required the parties to file prehearing memoranda giving all parties fair notice of the proposed witnesses and the overall positions of the parties on the contested issues. We conclude the process leading to the Final Stipulation was fair.

     Finally, we conclude that the stipulated result is reasonable and not contrary to statute. The issuance of a certificate of public convenience and necessity pursuant to 35-A M.R.S.A. ss. 3132 is warranted. The record supports a finding, as required by section 3132(6), that a need exists for the proposed line. The line will permit a generator to sell more electricity into the New England grid. The FERC tariff and letter of credit arrangement, upon which the Final Stipulation is conditioned, provide reasonable assurance that the general body of BHE ratepayers will not pay higher rates as a result of constructing the proposed transmission line. In the post-electric restructuring world, we have found that similar facts justify a finding of need. Central Maine Power Company, Docket No. 98-863 (March 12, 1999) (Order issuing CPCN for transmission line to connect Rumford Power Associates generating facility).

     Likewise, we find that approval of the Georgia-Pacific special contract is reasonable in the circumstances of this case and not contrary to statute. Although we typically would not grant a finding of prudence without additional review, in this instance, we do for two reasons. First, because of the subsequent closing of the tissue mill, the amount of the discount has been diminished. While we find that BHE's estimate of


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$30,000 for the revenue loss is probably low (BHE averaged the peak and shoulder demand charges, rather than adding them, and assumed no ratchet would apply, absent the contract), we do not expect the revenue loss from this contract to be significant relative to the revenue loss associated with losing the tissue mill load, nor to result in a significant adverse impact on other customers.

     Second, the closure of the tissue mill supports the reasonableness of BHE's judgment that a discount was necessary to keep Georgia-Pacific connected to the grid and contributing to BHE's fixed costs. Indeed, the subsequent events at the Old Town facilities suggest that it was necessary to deal with this matter expeditiously and that it may have been more risky for BHE to fail to act rather than fail to offer the special contract within the context of the Final Stipulation.

     Therefore, analyzing the special contract on its own merit, separate from the other stipulation provisions, we find it reasonable for BHE to offer the proposed discount to Georgia-Pacific.

     Accordingly, we approve the Final Stipulation, issue a certificate for public convenience and necessity to BHE to build the proposed transmission line, approve the special contract between BHE and Georgia-Pacific, and find BHE prudent for entering into the special contract.

             Dated at Augusta, Maine, this 23rd day of April, 2003.

                           BY ORDER OF THE COMMISSION

                        -------------------------------
                                Dennis L. Keschl
                            Administrative Director

COMMISSIONERS VOTING FOR:       Welch
                                Nugent
                                Diamond

               THIS DOCUMENT HAS BEEN DESIGNATED FOR PUBLICATION


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                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

     5 M.R.S.A. ss. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

     1. Reconsideration of the Commission's Order may be requested under Section 1004 of the Commission's Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

     2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 21 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. ss. 1320(1)-(4) and the Maine Rules of Appellate Procedure.

     3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. ss. 1320(5).

     Note: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.